United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale on Mineração Rio do Norte (“MRN”)

Rio de Janeiro, July 17, 2019 — Vale S.A. (“Vale”) informs that its subsidiary Mineração Rio do Norte (“MRN”) had been granted the Stability Condition Declarations (“DCE”) of all its operational structures in March 2019, considering the new auditing parameters and following the new guidelines from authorities, primarily the ones given by the National Mining Agency (Agência Nacional de Mineração — ANM). MRN is also in accordance with the Resolution 70.389/17, Decision ANM 4 of February 15th 2019, and with the itens related to dams of the Regulatory Norm No 22 — Safety and Occupational Health in Mining.

In June 2019, 11 structures located in Oriximiná (Pará, Brazil) were reclassified as greater potencial damage. Immediately after the reclassification, on June 26th 2019, the company was fined R$50.464,80 for not having submitted the Emergency Action Plan for Mining Dams (PAEBM) of the related structures. Considering the time demanded to build the plans, MRN will dispute the fine, requesting an extended deadline to submit the plans that are ongoing.

MRN reinforces that all the structures do not present any alteration of stability parameters. Vale reiterates that its priority is the safety of all its own structures and from its participations.

More information about Vale’s and its participations tailing dam structures can be found on the link below.

Link for further information.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Julio Molina: julio.molina@vale.com

Luiza Caetano: luiza.caetano@vale.com

Pedro Terra: pedro.terra@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 17, 2019		Director of Investor Relations